UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-32728

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Canetic Resources Trust

(Translation of registrant's name into English)

1900, 255 – 5th Avenue S.W.
Calgary, Alberta  T2P 3G6

Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANETIC RESOURCES TRUST, by its administrator Canetic Resources Inc.

By: /s/ David J. Broshko

Name: David J. Broshko Title: Vice President, Finance and Chief Financial Officer

Date:  February 28, 2007

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release – Canetic Resources Trust provides 2006 Canadian Tax Information to Canetic Unitholders and to Former Unitholders of Acclaim Energy Trust and StarPoint Energy Trust